March 26, 2009

Kate McHale
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re: CIT Group Inc.

Form: Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on March 23, 2009

File No. 001-31369

Dear Ms. McHale:

This letter is being submitted on behalf of CIT Group Inc. (the “Company”) in response to the comments raised in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated and received by the Company on March 26, 2009 relating to above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Please find the Staff’s comment in italics and the Company’s response below.

1.     We note your disclosure on page 60 regarding the possibility of a reduction in the number of shares of common stock underlying the warrant in the event you complete one or more Qualified Equity Offerings. Please describe in the filing any present plans, arrangements and/or understandings you have with respect to undertaking a Qualified Equity Offering. If you have no such present plans, arrangements and/or understandings, please so state.

Company Response:

The Company has revised the disclosure on page 60 of the Proxy Statement to indicate that it has no present plans, arrangements and/or understandings to make any Qualified Equity Offerings.

In addition, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James P. Shanahan
Senior Vice President, Chief
Compliance Officer and
Assistant Secretary

cc:	Abigail Arms
Shearman & Sterling LLP